Mail Stop 4561							March 13, 2009

By U.S. Mail and facsimile to ((415) 772-7400)

Mr. Andrew J. Sossen
General Counsel and Secretary
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, California 94104


      Re:	KKR Financial Holdings LLC
      Post-Effective Amendments to Forms S-3
      Filed March 2 and 3, 2009
      File No. 333-143451


Dear Mr. Sossen:

      We have performed a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
POSASR
Legal Opinion
1. Revise to file a legal opinion that covers all of the securities listed on the cover page. In this regard, the opinion filed only covers common and preferred shares, not the warrants, rights, debt, guarantees, contracts and units.


POSAM
Incorporation by Reference, 75
2. Be advised that a request for effectiveness of the Form S-3 cannot be granted until the definitive proxy is filed.

      * * * * * * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact either Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3698 with any questions.


								Sincerely,


								Mark Webb
								Branch Chief
								Financial Services Group